FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

SUPPL

SEC MAIL RECEIVED
JAN 2 0 2004

04012329

With Compliments

Fosters Brewing

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

23 December 2003

Beringer Blass Wine Estates Announces 2003 California Harvest Results

Foster's Group Limited (Foster's) today announced the intake for the Beringer Blass Wine Estates (BBWE) 2003 California grape harvest.

The 2003 grape crush including grapes the company grows, purchased grapes and purchased wine, totalled 140,600 tonnes (155,000 U.S. tons) which equates to 10.34 million 9 litre cases.

This represents a 6.0% increase compared to the 2002 harvest intake. This increase reflects increased bulk wine purchases designed to ensure BBWE can support increased demand for its white zinfandel and blush wine programs.

The following table provides a summary of the key features of the 2003 harvest:

	2003	2002	% Change
Total crush intake, including bulk wine	140,600 tonnes (155,000 US tons)	132,600 tonnes (146,200 US tons)	6.0%
Equivalent 9-litre cases of wine	10.3 million cases	9.75 million cases	6.1%
Grapes sourced from BBWE Owned/Leased Vineyards	25,400 tonnes (28,000 US tons)	24,600 tonnes (27,100 US tons)	3.3%
BBWE Owned/ Leased Bearing Acreage	3,740 hectares (9242 res)	3,656.6 hectares (9,141 acres)	1.0%
Red Grape Crush	38,100 tonnes (42,000 US tons)	39,700 tonnes (43,800 US tons)	-4.1%
White Grape Crush (& red varietals for blush wine)	102,500 tonnes (113,000 US tons)	92,900 tonnes (102,400 US tons)	10.4%

The intake of grapes from vineyards owned by BBWE was 25,400 tonnes (28,000 U.S. tons), up 3.3% from the 2002 intake, reflecting improved yields from vines now maturing and new bearing acreage planted four years ago. The additional fruit from new bearing acreage will be used entirely in BBWE's luxury wines (above US$12).

Red varietals comprised 38,100 tonnes (42,000 U.S. tons) while white varietals and red grapes grown for blush wines were 102,500 tonnes (113,000 U.S. tons). The split of 27% red and 73% white and blush is in line with last year's intake.

BBWE Managing Director, Walt Klenz said, "Overall, wine grape production in California is expected to be down 5 - 10% from 2002, which equates to approximately 10 - 20 million cases of wine. This reduction, along with the decline in new vineyard plantings in California during the last three years, will contribute to a more balanced supply coming onto the North American market. There are also encouraging indications that bulk wine pricing in California has firmed, albeit from a low base."

Commenting on the quality of the harvest, Tom Peterson, Executive Vice President and Chief Winemaking Officer, said the overall quality of the vintage is very good. "Above normal temperatures in July and August resulted in reduced yields in some varieties, but dry weather throughout September and October yielded clean, high quality fruit with excellent colour and good flavours in the fermenters," he said.

For further information contact:

Media:
Graeme Willersdorf
+61 3 9633 2073
0418 288 400

Investor Relations:
Robert Porter
+61 3 9633 2560
0407 391 829

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

23 December, 2003

PROCESSING
JAN 20 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with the ASIC today.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A – change of address, name (officeholders or members), details (ultimate holding company)
484 B – appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Foster's Group Limited

ACN / ABN

007 620 886

this document being lodged to update the Annual Company Statement that was sent to you?

☐ es

☒ o

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional

	C1 – Change to share structure table	C2 – Issue of shares	C3 – Cancellation of shares	C4 – Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ] / [ ] / [ ]
D M Y

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ] / [ ] / [ ]
D M Y

shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**
- ☐ Minimum holding buy-back only
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.

☐ orfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	167,107,552	$668,430,208

arliest date of change

lease indicate the earliest date that any of the above changes occurred

22 / 12 / 03
D M Y

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares *increased by ...* (number)	Shares *decreased by ...* (number)	Number now held	Total $ paid on these shares	Total $ *unpaid on* these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date [ ] / [ ] / [ ]
D M Y

Date of entry of member's name in register
(New members only)

Date [ ] / [ ] / [ ]
D M y

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[ ] / [ ] / [ ]
D M M

Date of entry of member's name in register
(New members only)

Date
[ ] / [ ] / [ ]
D M Y

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date __ / __ / __
D M Y

Date of entry of member's name in register
(New members only)

Date __ / __ / __
D M Y

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date ___ / ___ / ___
D M Y

Date of entry of member's name in register
(New members only)

Date ___ / ___ / ___
D M Y

Signature

This form must be signed by a current officeholder of the company.

ertify that the information in this form is true and complete

ame

Robert Dudfield

apacity

☐ irector

☒ ompany secretary

ignature

R.K. Dudfield

ate signed

23 / 12 / 2003
D M Y

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

George Sakoufakis

ASIC registered agent number

7717

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send complete and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841

For help or more information
Telephone 03 5177 3988
Email: info.enquiries@asic.gov.au
Web **http://www.asic.gov.au/easylodge**